02043112

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
JUL 17 2002
1086

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Haley Industries Limited
(Name of Subject Company)

Haley Industries Limited
(Translation of Subject Company's Name into English (if applicable))

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

Magellan Aerospace Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

405620
(CUSIP Number of Class of Securities (if applicable))

Haley Industries Limited
634 Magnesium Road,
Haley, Ontario
K0J 1Y0 Canada
(613) 432-8841
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 16, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Offer and Circular
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. **Informational Legends**

See cover page of the Offer to Purchase dated July 16, 2002

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Magellan Aerospace Limited concurrently with this Form CB.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGELLAN AEROSPACE LIMITED

Dated: JULY 17, 2002

Name: JOHN DEKKER
Title: VICE PRESIDENT FINANCE AND SECRETARY

G:\051419\0030\Form CB.doc

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

July 16, 2002

MAGELLAN AEROSPACE LIMITED
a wholly-owned subsidiary of

MAGELLAN AEROSPACE CORPORATION

OFFER TO PURCHASE

all of the Common Shares of

Haley Industries Limited

on the basis of 0.425 of a Common Share of Magellan Aerospace Corporation or $2.15 cash for each Common Share

The Offer by Magellan Aerospace Limited (the "Offeror") to purchase all of the common shares ("Haley Shares") of Haley Industries Limited ("Haley") will be open for acceptance until 5:00 p.m. (Toronto time) on August 21, 2002, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time the Offeror first takes up and pays for Haley Shares under the Offer) not less than 50% (calculated on a diluted basis) of the Haley Shares (the "Minimum Condition"). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

A holder of Haley Shares has agreed to accept the Offer by depositing under the Offer an aggregate of 5,677,050 Haley Shares, representing approximately 53% of the outstanding Haley Shares (calculated on a diluted basis), subject to certain conditions. See "Acquisition Agreement - Lock-Up Agreement" in the Circular.

Holders of Haley Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Haley Shares, at one of the offices of Computershare Trust Company of Canada (the "Depositary") shown on the back page of this document and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Haley Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and CIBC World Markets Inc. (the "Soliciting Dealer"). Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery, as well as documents incorporated by reference herein, may be obtained upon request without charge from those persons at their respective offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Haley Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Haley Shares.

The Soliciting Dealer for the Offer is:

CIBC World Markets Inc.

BCE Place
161 Bay Street, P.O. Box 500
Toronto, Ontario
M5J 2S8

Telephone No.: (416) 956-6664
Facsimile No.: (416) 594-8176

(Cover continued on the following page.)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian corporation and the Magellan Shares offered hereby are offered by a Canadian issuer. The Offer is subject to the disclosure requirements of Canada which are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of Ontario, that some or all of its officers and directors are residents of Canada, that some or all of the experts named may be residents of Canada, and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. Investors may not be able to sue the Offeror in a Canadian court for violation of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court judgement.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Haley's securities subject to the Offer or certain related securities during the Offer Period in open market or privately negotiated purchases or otherwise, as permitted by applicable laws or regulations of Canada or its provinces or territories. Shareholders should be aware that a tender of Haley Shares under the Offer by, or the acquisition by the Offeror of Haley Shares from, a holder of Haley Shares may have tax consequences both in the United States and Canada. Such consequences for Shareholders who are resident in or citizens of the United States may not be fully described herein. Such Shareholders are urged to consult their own tax advisors.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Circular under "Purpose of the Offer and Plans for Haley" and "Source of Funds", in addition to certain statements contained elsewhere in or incorporated by reference into the Circular, including the financial statements included therein, are "forward looking statements" and are prospective. Such forward looking statements are subject to risks, uncertainties and other factors, certain of which are beyond Magellan's control, including: the impact of general economic conditions in Canada; industry conditions, and governmental regulation of the aerospace industry, fluctuations in foreign exchange or interest rates; stock market volatility and market valuations with respect to the Offer and the final valuation thereof; and the need to obtain required approvals from regulatory authorities. Magellan's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits Magellan will derive therefrom.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of, holders of Haley Shares in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Haley Shares in any such jurisdiction.

TABLE OF CONTENTS

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"Acquisition Agreement" means the agreement dated July 2, 2002 between Magellan, Haley and Amcan pursuant to which, among other things, Magellan, or a wholly-owned subsidiary, agreed to make the Offer;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended, except as otherwise provided herein;

"Amcan" means Amcan Consolidated Technologies Corp.;

"associate" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended, except as otherwise provided herein;

"Business Day" means any day other than a Sunday, Saturday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

"Circular" means the take-over bid circular accompanying the Offer and forming part of this document;

"compulsory acquisition" has the meaning ascribed thereto under "Acquisition of Haley Shares Not Deposited — Compulsory Acquisition" in the Circular;

"Depositary" means Computershare Trust Company of Canada at the offices specified in the Letter of Transmittal and on the last page of this document;

"Depositing Shareholder" means a Shareholder tendering Haley Shares in acceptance of the Offer;

"diluted basis" means, with respect to the number of Haley Shares at any time, such number of outstanding Haley Shares calculated assuming that all outstanding options, warrants and other rights to purchase Haley Shares are exercised;

"Directors' Circular" means the circular to be prepared by the board of directors of Haley and to be sent to all Shareholders in connection with the Offer;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means August 21, 2002 or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Haley" means Haley Industries Limited, a corporation incorporated under the OBCA;

"Haley Debentures" means, collectively, the Series A and Series B convertible subordinated debentures both due July 2004;

"Haley Options" means options granted to directors, officers and employees of Haley pursuant to its incentive stock option plan, each of which represents the right to acquire, on payment of the exercise price, one Haley Share;

"Haley Shares" means the common shares of Haley, as constituted on the date hereof;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Circular;

"Lock-Up Agreement" means the agreement entered into by Magellan and Amcan whereby Amcan agreed to accept the Offer, subject to certain conditions;

"Magellan" means Magellan Aerospace Corporation, a corporation incorporated under the OBCA;

"Magellan Shares" means the common shares of Magellan, as constituted on the date hereof;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"OBCA" means the *Business Corporations Act* (Ontario), as amended;

"Offer" means the offer to purchase all of the issued and outstanding Haley Shares made hereby to Shareholders;

"Offer Period" means the period commencing on July 16, 2002 and ending at the Expiry Time;

"Offeror" means Magellan Aerospace Limited, a corporation incorporated under the OBCA and a wholly-owned subsidiary of Magellan;

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Policy Q-27" means Policy No. Q-27 of the Commission des valeurs mobilières du Québec;

"Rule 61-501" means OSC Rule 61-501 – *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions*;

"Shareholder" means a holder of Haley Shares;

"Soliciting Dealer" means CIBC World Markets Inc.;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of Haley Shares Not Deposited - Subsequent Acquisition Transaction" in the Circular;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended, except as otherwise provided herein;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"TSX" means the Toronto Stock Exchange;

"U.S." or **"United States"** means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information and financial data and statements contained or referred to elsewhere in those documents.

The Offer

The Offer is made by the Offeror for all of the outstanding Haley Shares, including Haley Shares which may become outstanding on the exercise of options to acquire Haley Shares or any other rights to acquire Haley Shares on the basis of 0.425 Magellan Shares or $2.15 cash for each Haley Share. Depositing Shareholders who fail to elect either cash or Magellan Shares as consideration will be deemed to have elected the Magellan Share consideration. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror.

No fractional Magellan Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Magellan Share will be entitled to receive that number of Magellan Shares after the fraction of a Magellan Share is rounded up to the nearest whole number of Magellan Shares. Rounding will be based upon the aggregate holdings of each beneficial holder of Haley Shares.

The Offer is made only for the Haley Shares and not for any Haley Options or other rights, including the Haley Debentures, to acquire Haley Shares. It is a condition to the Offer that all Haley Options shall either have been exercised or terminated, or may be terminated or otherwise dealt with on a basis acceptable to the Offeror, prior to the Expiry Time. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Haley Shares and deposit the Haley Shares in accordance with the Offer. In the event that all or a portion of the Haley Debentures are converted into Haley Shares during the Offer Period, such Haley Shares may be deposited in accordance with the Offer.

The obligation of the Offeror to take up and pay for Haley Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offeror

The Offeror was incorporated under the laws of Ontario and is a wholly-owned subsidiary of Magellan. Magellan operates its Canadian aerospace business through the Offeror. The Offeror's principal office is located at 3160 Derry Road East, Mississauga, Ontario.

Magellan Aerospace Corporation

Magellan is a public corporation incorporated pursuant to the OBCA whose common shares are listed and posted for trading on the TSX under the symbol "MAL". Magellan's principal office is located at 3160 Derry Road East, Mississauga, Ontario.

Magellan is one of the world's most integrated and comprehensive aerospace industry suppliers. Magellan designs, engineers, and manufactures aeroengine and aerostructure components for aerospace markets, advanced products for military and space markets, and complementary speciality products. Magellan has operating units throughout the United States and Canada.

Haley Industries Limited

Haley is a public corporation incorporated under the OBCA whose common shares are listed and posted for trading on the TSX under the symbol "HLY". Haley's principal office is located at 634 Magnesium Road, Haley, Ontario.

The principal business of Haley is the marketing and manufacture of complex high technology magnesium alloy castings and aluminium alloy castings primarily for the aerospace industry.

Purpose of the Offer and Plans for Haley

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the outstanding Haley Shares.

If the Offeror takes up and pays for Haley Shares deposited pursuant to the Offer, the Offeror intends, to the extent permitted by applicable law, to seek to acquire, directly or indirectly, all of the remaining Haley Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in the OBCA or by a Subsequent Acquisition Transaction. The

Offeror will cause the Haley Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Haley Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Haley to allow nominees of the Offeror to become members of such Board. If Haley becomes a wholly-owned subsidiary of the Offeror, the Offeror may continue to operate Haley as a wholly-owned subsidiary or Haley may be amalgamated with or wound-up into the Offeror or an affiliate of the Offeror.

Reasons for the Offer

Magellan believes the indirect acquisition of Haley will provide new opportunities to expand the products and services it provides. These services complement Magellan's current product and service line.

Benefits to Shareholders from a combination of Haley and Magellan include:

1. an opportunity for participation in Magellan, which is a well managed, publicly traded, financially strong company offering a diversified portfolio of products in the aerospace industry;

2. enhanced operational efficiencies from the combination of the operations of Haley into those of Magellan;

3. the Offer contains alternative forms of consideration designed to suit individual Shareholders needs. Shareholders can elect to receive their payment in Magellan Shares or in cash; and

4. Magellan Shares provide Shareholders with greater liquidity than Haley Shares as Magellan has a significantly larger market capitalization than Haley alone.

See "Reasons for the Offer" in the Circular.

Acquisition Agreement

Effective July 2, 2002, Magellan, Haley and Amcan entered into the Acquisition Agreement pursuant to which Magellan agreed to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Haley Shares validly deposited under the Offer. Pursuant to the Acquisition Agreement, Haley agreed that it would not, directly or indirectly, and would not permit any person acting on its behalf to, solicit, initiate or encourage proposals of offers from, or negotiations with, any person or provide information to or facilitate any discussions or negotiations with any person, relating to any other potential merger or acquisition of all or a material portion of its business, assets or outstanding securities and, for greater certainty, but without limitation of the foregoing, Haley shall (and shall cause all persons acting on its behalf to) cease any present discussions with third parties and cease disseminating any information packages or otherwise providing information to third parties in connection with any such potential merger or transaction; provided, however that the foregoing shall not prevent the board of directors of Haley from responding as required by law to any unsolicited bona fide submission or proposal regarding a proposed transaction or from making such disclosure to Haley shareholders which in the judgment of the board of directors of Haley upon advice of counsel is required by law. In the event that Haley receives any proposals or offers for any other merger or acquisition transaction or any inquiry with respect thereto, Haley will immediately notify Magellan in writing of all relevant details relating thereto and shall give Magellan three Business Days' advance notice of any agreement to be entered into with, or any information to be supplied to, any person making such inquiry, offer or proposal.

Lock-Up Agreement

Magellan has entered into the Lock-Up Agreement with Amcan pursuant to which Amcan has agreed to irrevocably tender all of its Haley Shares to the Offer, and not to withdraw such shares from the Offer. In addition, Amcan has agreed to accept cash in consideration for its Haley Shares. See "Acquisition Agreement - Lock-Up Agreement" in the Circular.

Haley Stock Options

The Offer is not made for Haley Options. Holders of options who wish to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain certificates representing Haley Shares and deposit the Haley Shares in accordance with the Offer.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn by the Offeror. The Offer may be otherwise extended at the Offeror's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Haley Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at any one of the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose Haley Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party for assistance in depositing their Haley Shares.**

If the certificate or certificates representing Haley Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up and pay for any Haley Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 50% of the outstanding Haley Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of the Offeror and may, subject to the terms of the Acquisition Agreement, be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that the Offeror may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Haley Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror, the Offeror has agreed in the Acquisition Agreement to take up and pay for Haley Shares validly deposited under the Offer and not withdrawn within three Business Days following the Expiry Time. In accordance with applicable law, any Haley Shares deposited under the Offer after the first date on which Haley Shares have been taken up by the Offeror are required to be paid for within 3 Business Days of being taken up and in any event must be taken up within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Haley Shares".

Acquisition of Haley Shares Not Deposited

If the Offeror takes up and pays for Haley Shares deposited pursuant to the Offer, the Offeror intends, to the extent permitted by applicable law, to seek to acquire, directly or indirectly, all of the remaining Haley Shares not deposited under the Offer by compulsory acquisition or a Subsequent Acquisition Transaction. The Offeror will cause the Haley Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer, "Acquisition of Haley Shares Not Deposited".

Stock Exchange Listings

Both the Magellan Shares and Haley Shares are listed and posted for trading on the TSX under the symbols "MAL" and "HLY", respectively.

Market Price of Magellan Shares and Haley Shares

On June 28, 2002, the last trading day prior to the date of the public announcement by the Offeror of its intention to make the Offer, the closing price of the Magellan Shares on the TSX was $6.04 and the closing price of the Haley Shares was $2.48.

Canadian Federal Income Tax Considerations

A Shareholder who is a resident of Canada, who holds Haley Shares as capital property and who exchanges such shares for cash or Magellan Shares pursuant to the offer will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such shares exceed (or are less than) the total of the adjusted cost base of such shares to the holder and any reasonable costs of disposition. A Shareholder who exchanges Haley Shares for Magellan Shares will generally realize proceeds of disposition equal to the fair market value of such Magellan Shares at the time of the exchange.

A Shareholder who is not a resident of Canada for Canadian income tax purposes generally will not be subject to tax in Canada in respect of the exchange of Haley Shares pursuant to the Offer unless such Haley Shares constitute "taxable Canadian property" for purposes of the Tax Act to such non-resident holder of Haley Shares and that gain is not otherwise exempt from tax under the Tax Act by virtue of an exemption contained in an applicable income tax treaty or convention. See "Canadian Federal Income Tax Considerations" in the Circular.

Soliciting Dealer

CIBC World Markets Inc. has been retained to act as Soliciting Dealer in connection with the Offer and to solicit acceptances of the Offer from Shareholders. The Soliciting Dealer may form a soliciting dealer group comprising members of the Investment Dealers Association of Canada, members of Canadian stock exchanges in Canada and members of the National Association of Securities Dealers, Inc. to solicit acceptances of the Offer. The Soliciting Dealer will receive a fee for its services and will also receive reimbursement of specified expenses. See "Soliciting Dealer" in the Circular.

Depositary

Computershare Trust Company of Canada is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Haley Shares and accompanying Letters of Transmittal under the Offer at its offices listed on the last page of this document. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Haley Shares directly with the Depositary or who uses the services of the Depositary or Soliciting Dealer to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Haley Shares with the Depositary. See "Depositary" in the Circular.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF HALEY INDUSTRIES LIMITED

1. The Offer

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Haley Shares, including Haley Shares which may become outstanding on the exercise of Haley Options or other rights to purchase Haley Shares, on the basis of 0.425 of a Magellan Share or $2.15 cash for each Haley Share deposited under the Offer. Depositing Shareholders who fail to elect either cash or Magellan Shares as consideration will be deemed to have elected the Magellan Share consideration.

No fractional Magellan Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Magellan Share will be entitled to receive that number of Magellan Shares after the fraction of a Magellan Share is rounded up to the nearest whole number of Magellan Shares. Rounding will be based upon the aggregate holdings of each beneficial holder of Haley Shares.

The Offer is made only for the Haley Shares and not for any Haley Options or other rights, including the Haley Debentures, to acquire Haley Shares. It is a condition to the Offer that all Haley Options shall either have been exercised or terminated, or may be terminated on a basis acceptable to the Offeror prior to the Expiry Time. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain certificates representing Haley Shares and deposit the Haley Shares in accordance with the Offer. In the event that all or a portion of the Haley Debentures are converted into Haley Shares during the Offer Period, such Haley Shares may be deposited in accordance with the Offer.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Haley Shares directly with the Depositary or the Soliciting Dealer to accept the Offer. See "Soliciting Dealer" and "Depositary" in the Circular.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by the Offeror. The Offeror may also, subject to the terms of the Acquisition Agreement, extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at one of the offices of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Haley Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Haley Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing Haley Shares and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Haley Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Haley Shares pursuant to the Offer and: (i) the certificate or certificates representing such Haley Shares are not immediately available; or (ii) such Shareholders cannot deliver the certificate or certificates representing such Haley Shares and all other required documents to the Depositary prior to the Expiry Time, such Haley Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Toronto, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Haley Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Haley Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a medallion guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Haley Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Haley Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Haley Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Haley Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, the Offeror recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Haley Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Haley Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Haley Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Haley Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after July 2, 2002 (collectively, the "Other Shares"), effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by

Haley; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Haley, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes and delivers a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Haley and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Haley Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Haley Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Haley Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Haley Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Haley Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Haley Shares (and any Other Shares) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Haley Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Haley Shares. There shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. Conditions of the Offer

Subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Haley Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Haley Shares, unless all of the following conditions are satisfied or waived by the Offeror.

(a) prior to the Expiry Time and at the time the Offeror first takes up and pays for Haley Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 50% of the outstanding Haley Shares (calculated on a diluted basis) (the "Minimum Condition");

(b) the Commissioner of Competition (the "Commissioner") appointed under the *Competition Act* (Canada) (the "Competition Act") shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the acquisition of Haley Shares by the Offeror under the Offer (the "Transaction"), or the applicable waiting period under Section 123 of the Competition Act shall have expired without the Commissioner having given notice that he intends to make an application to the Competition Tribunal for an order under Section 92 of the Competition Act in respect of the Transaction; and no proceedings shall have been taken or threatened under the merger provisions of Part VIII or under Section 45 of the Competition Act in respect of the Offer;

(c) all other government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of the Offeror, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to the Offeror in its sole judgment, acting reasonably, and shall be in full force and effect;

(d) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person (including, without limitation, any individual, body corporate, partnership, syndicate or other form of unincorporated entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied after July 2, 2002 whether or not having the force of law which, in the sole judgment of the Offeror, acting reasonably:

  (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Haley Shares or the right of the Offeror to own or exercise full rights of ownership of the Haley Shares or the ability of the Offeror to complete a compulsory acquisition or Subsequent Acquisition Transaction; or

  (ii) would materially and adversely affect Haley and its subsidiaries considered on a consolidated basis;

(e) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Haley Shares under the Offer or completing any compulsory acquisition or any Subsequent Acquisition Transaction;

(f) the Offeror shall in its sole judgment, acting reasonably, be satisfied that all outstanding stock options of Haley shall either have been exercised or terminated or may be terminated on a basis acceptable to the Offeror in its sole judgment, acting reasonably, prior to expiry of the Offer;

(g) there shall not have occurred (and there shall not have been publicly disclosed, and the Offeror shall not have otherwise learned of, if previously not publicly disclosed or disclosed to the Offeror) any change (or any condition, event or development involving a prospective change) not publicly disclosed prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Haley or any of its subsidiaries which, in the sole judgment of the Offeror, acting reasonably, is materially adverse to the business of Haley or to the value of the Haley Shares to the Offeror;

(h) Haley shall not have breached, or failed to comply with, any of its material covenants or other obligations under the Acquisition Agreement; and all representations and warranties of Haley contained in the Acquisition Agreement shall have been true and correct in all material respects as of the date of the Acquisition Agreement and shall not cease to be true and correct in all material respects as of the date of take up and pay of the Haley Shares; and

(i) the Acquisition Agreement shall not have been terminated pursuant to its terms or the Offeror shall have determined in its sole judgment that such termination shall not affect its ability to consummate the Offer.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). The Offeror may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Acquisition Agreement) without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any Haley Shares deposited under such Offer and all certificates for deposited Haley Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at the Offeror's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in the Offeror's sole discretion, subject to the terms of the Acquisition Agreement.

Subject to the terms of the Acquisition Agreement, the Offeror reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose Haley Shares have not been taken up prior to the extension or variation and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all of the Haley Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Haley Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Haley Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Haley Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Haley Shares are taken up under the Offer.

6. Payment for Deposited Haley Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror, the Offeror has agreed in the Acquisition Agreement to take up and pay for Haley Shares validly deposited under the Offer and not withdrawn within 3 Business Days following the Expiry Time. In accordance with applicable law, any Haley Shares deposited under the Offer after the first date on which Haley Shares have been taken up by the Offeror are required to be paid for within 3 Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Haley Shares or to terminate the Offer and not take up or pay for any Haley Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Haley Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will not, however, take up and pay for any Haley Shares deposited under the Offer unless it simultaneously takes up and pays for all Haley Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Haley Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario of its acceptance for payment of such Haley Shares pursuant to the Offer.

No fractional Magellan Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Magellan Share will be entitled to receive that number of Magellan Shares after the fraction of a Magellan Share is rounded up to the nearest whole number of Magellan Shares. If a Shareholder deposits more than one certificate for Haley Shares which are taken up by the Offeror, the number of Magellan Shares issuable to such beneficial Shareholder will be computed on the basis of the aggregate number of Haley Shares deposited by such Shareholder.

The Offeror will pay for Haley Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for delivery to holders of such Haley Shares or delivering to, or on behalf of each such Shareholder, Magellan Shares on the basis set forth in Section 1 of the Offer, as applicable, by providing the Depositary with one or more certificates representing the Magellan Shares for delivery to Shareholders who have tendered and not withdrawn their Haley Shares under the Offer.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Haley Shares on the purchase price of Haley Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Haley Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Haley Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Magellan Shares to which that person is entitled or issuing or causing to be issued a cheque payable in Canadian funds to which that person is entitled, provided that the person is a resident of a province of Canada or another jurisdiction in which the Magellan Shares may be lawfully delivered, without further action by the Offeror. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Magellan Shares or cheque will be issued in the name of the registered holder of the Haley Shares deposited. Unless the person depositing the Haley Shares instructs the Depositary to hold the certificate representing the Magellan Shares or cheque for pick-up by checking the appropriate box in the Letter of Transmittal, certificates or cheques will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates or cheques will be forwarded to the address of the Shareholder as shown on the registers maintained by Haley. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Haley Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Haley Shares than the Shareholder desires to deposit, a certificate for Haley Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Haley Shares directly with the Depositary or Soliciting Dealer. See "Soliciting Dealer" and "Depositary" in the Circular.

7. Withdrawal of Deposited Haley Shares

All deposits of Haley Shares pursuant to the Offer are irrevocable, provided that any Haley Shares deposited in acceptance of the Offer (other than such Haley Shares as are deposited pursuant to the Lock-Up Agreement) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Haley Shares are taken up by the Offeror.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Haley Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time but not before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror (except, to the extent required by applicable law, where it is a change in a material fact relating to the Magellan Shares), any Haley Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Haley Shares are not paid for within 3 Business Days of being taken up, any Haley Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Haley Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Haley Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Haley Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Haley Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Haley Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for Haley Shares or is unable to take up or pay for Haley Shares for any reason, then, without prejudice to the Offeror's other rights, Haley Shares deposited under the Offer may be retained by the Depositary, on behalf of the Offeror subject to the depositing holders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Haley Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Deposited Haley Shares

If any deposited Haley Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Haley Shares than are deposited, certificates for Haley Shares not taken up and paid for or not deposited will be returned at the expense of the Offeror by either sending new certificates representing Haley Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Haley as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after July 2, 2002, Haley should subdivide, consolidate or otherwise change any of the Haley Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Haley Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Haley Shares on or after July 2, 2002. If Haley should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Haley Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Haley of such Haley Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques or certificates representing Magellan Shares in payment for Haley Shares purchased under the Offer and certificates representing Haley Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques or certificates representing Magellan Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Haley Shares in respect of which the certificates representing Magellan Shares are being issued were deposited upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Haley Shares", the deposit of cheques or certificates representing Magellan Shares with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Haley Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Haley and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Haley Shares if: (i) it is given to the TSX for dissemination through their facilities; (ii) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the City of Toronto; and (iii) it is provided to the Dow Jones News Service for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Haley Shares Not Deposited

If the Offeror takes up and pays for Haley Shares deposited under the Offer, the Offeror intends, to the extent permitted by applicable law, to seek to acquire, directly or indirectly, all of the remaining Haley Shares not deposited under the Offer by compulsory acquisition or a Subsequent Acquisition Transaction. The Offeror will cause the Haley Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Haley Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of Haley Shares

To the extent permitted by law, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) Haley Shares by making purchases through the facilities of the TSX, at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Haley Shares through the facilities of the TSX before the third Business Day following the date of the Offer. If the Offeror should acquire Haley Shares by making purchases through the facilities of the TSX during the Offer Period, the Haley Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Haley Shares acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Haley Shares as of the date of the Offer.

Although the Offeror has no present intention to sell Haley Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Haley Shares after the Expiry Time.

14. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Haley Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Haley Shares or notice of withdrawal of Haley Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Haley Share or any particular Shareholder. There shall be no obligation on the Offeror, the Depositary or the Soliciting Dealer to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Haley Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Haley Shares in any such jurisdiction. The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Toronto, Ontario, this 16th day of July, 2002.

MAGELLAN AEROSPACE LIMITED

By: (signed) *"N. Murray Edwards"*
Chairman and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by the Offeror to purchase all of the outstanding Haley Shares.

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires.

Unless otherwise indicated in this Circular, the information concerning Haley contained in the Offer and this Circular has been taken from or is based primarily upon documents and records of Haley provided to the Offeror by Haley or has been taken from or is based upon publicly available documents or records of Haley filed with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements relating to Haley contained herein based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Haley to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Haley must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Haley subsequent to the date of the most recent published financial statements of Haley.

PURPOSE OF THE OFFER AND PLANS FOR HALEY

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the outstanding Haley Shares (including Haley Shares which may become outstanding on the exercise of Haley Options and any other rights to acquire Haley Shares).

If the Offeror takes up and pays for Haley Shares deposited pursuant to the Offer, the Offeror intends, to the extent permitted by applicable law, to seek to acquire, directly or indirectly, all of the remaining Haley Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in the OBCA or a Subsequent Acquisition Transaction. The Offeror will cause the Haley Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Haley Shares Not Deposited".

Plans for Haley

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Haley to allow nominees of the Offeror to become members of such Board. If Haley becomes a wholly-owned subsidiary of the Offeror, the Offeror may continue to operate Haley as a wholly-owned subsidiary or Haley may be amalgamated with or wound-up into the Offeror or an affiliate of the Offeror.

REASONS FOR THE OFFER

Reasons for the Offer

Magellan believes the indirect acquisition of Haley will provide new opportunities to expand the products and services it provides. These services complement Magellan's current product and service line.

Benefits to Shareholders from a combination of Haley and Magellan include:

1. an opportunity for participation in Magellan, which is a well managed, publicly traded, financially strong company offering a diversified portfolio of products in the aerospace industry;

2. enhanced operational efficiencies from the combination of the operations of Haley into those of Magellan;

3. the Offer contains alternative forms of consideration designed to suit individual Shareholders needs. Shareholders can elect to receive their payment in Magellan Shares or in cash; and

4. Magellan Shares provide Shareholders with greater liquidity than Haley Shares as Magellan has a significantly larger market capitalization than Haley alone.

ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Acquisition Agreement and is qualified in its entirety by the provisions of the Acquisition Agreement.

The Offer

Effective July 2, 2002, Magellan, Haley and Amcan entered into the Acquisition Agreement pursuant to which Magellan agreed to make the Offer either directly or through a subsidiary to purchase all of the Haley Shares for $2.15 in cash or 0.425 of a Magellan Shares for each Haley Share. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 50% of the Haley Shares (calculated on a diluted basis) be deposited under the Offer and not withdrawn.

The Acquisition Agreement contains the material conditions to the Offer that were negotiated between Magellan and Haley. Magellan may amend, extend, vary or waive any term or condition of the Offer, provided that Magellan shall not, without the consent of Haley, waive or reduce the Minimum Condition below 50%, increase the Minimum Condition, impose additional conditions to the Offer, change the form of consideration payable under the Offer (other than to add additional consideration), decrease the number of Haley Shares in respect to which the Offer is made, modify the conditions to the Offer or decrease the consideration.

Approval of Acquisition Agreement by Haley

Haley has approved the entering into of the Acquisition Agreement.

Exclusivity

Pursuant to the Acquisition Agreement, Haley agreed that it would not, directly or indirectly, and would not permit any person acting on its behalf to, solicit, initiate or encourage proposals of offers from, or negotiations with, any person or provide information to or facilitate any discussions or negotiations with any person, relating to any other potential merger or acquisition of all or a material portion of its business, assets or outstanding securities and, for greater certainty, but without limitation of the foregoing, Haley shall (and shall cause all persons acting on its behalf to) cease any present discussions with third parties and cease disseminating any information packages or otherwise providing information to third parties in connection with any such potential merger or transaction; provided, however that the foregoing shall not prevent the board of directors of Haley from responding as required by law to any unsolicited bona fide submission or proposal regarding a proposed transaction or from making such disclosure to Haley shareholders which in the judgment of the board of directors of Haley upon advice of counsel is required by law. In the event that Haley receives any proposals or offers for any other merger or acquisition transaction or any inquiry with respect thereto, Haley will immediately notify Magellan in writing of all relevant details relating thereto and shall give Magellan three Business Days' advance notice of any agreement to be entered into with, or any information to be supplied to, any person making such inquiry, offer or proposal.

Termination

The Acquisition Agreement shall terminate on September 14, 2002, if none of the Haley Shares have been taken up and paid for by the Offeror on or before such date other than by reason of a breach by Haley or Amcan of the terms of the Acquisition Agreement or Amcan of the terms of the Lock-Up Agreement.

Lock-Up Agreement

Magellan has entered into a Lock-Up Agreement with Amcan pursuant to which Amcan has agreed to (i) irrevocably tender all of its Haley Shares (the "Subject Shares") to the Offer and accept cash as consideration for its Haley Shares, and (ii) not withdraw such shares from the Offer until the earliest of (a) September 14, 2002; (b) the Expiry Date or the date which the Offer is terminated without the Offeror taking up and paying for the Subject Shares deposited under Offer; and (c) date on which the

Lock-Up Agreement is terminated pursuant to its terms. The Lock-Up Agreement will be terminated in the event that (i) Magellan has not, for any reason whatsoever, taken up and paid for the Subject Shares under Offer by September 14, 2002; or (ii) Magellan has breached or failed to perform any of its covenants or agreements contained in the Lock-Up Agreement in a material respect or any of the representations and warranties of Magellan set forth in the Lock-Up Agreement are not true and correct in any material respect.

THE OFFEROR

The Offeror was incorporated under the laws of Ontario and is a wholly-owned subsidiary of Magellan. Magellan operates its Canadian aerospace business through the Offeror. The Offeror's principal office is located at 3160 Derry Road East, Mississauga, Ontario.

MAGELLAN AEROSPACE CORPORATION

Magellan is a public corporation incorporated pursuant to the OBCA whose common shares are listed and posted for trading on the TSX under the symbol "MAL". Magellan's principal office is located at 3160 Derry Road East, Mississauga, Ontario.

Magellan is one of the world's most integrated and comprehensive aerospace industry suppliers. Magellan designs, engineers, and manufactures aeroengine and aerostructure components for aerospace markets, advanced products for military and space markets, and complementary speciality products. Magellan has operating units throughout the United States and Canada.

Documents Incorporated by Reference

The following documents filed with the provincial securities commissions or similar authorities in Canada are specifically incorporated by reference in and form an integral part of this Circular:

(a) Magellan's Annual Information Form dated May 15, 2002, which includes the management's discussion and analysis of the financial condition and operations of Magellan for the year ended December 31, 2001;

(b) the audited comparative consolidated financial statements of Magellan and the notes thereto as at December 31, 2001 and 2000, together with the report of the auditor thereon;

(c) Magellan's management proxy circular dated March 31, 2002 in connection with the annual and special meeting of shareholders held on May 15, 2002, excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure given under the headings, "Corporate Governance" and "Executive Compensation – Performance Graph";

(d) the unaudited comparative consolidated interim financial statements of Magellan for the three months ended March 31, 2002 and 2001; and

(e) the management's discussion and analysis of the financial conditions and operations of Magellan for the three months ended March 31, 2002.

Any documents of the type referred to in the preceding paragraph (including interim unaudited financial statements, material change reports but excluding confidential material change reports) filed by Magellan with a securities commission or similar authority in Canada after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference in and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of the Offer, including this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statements, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Offer.

Upon a new annual information form and the related annual audited consolidated financial statements being filed by Magellan with, and where required, accepted by the applicable securities regulatory authorities during the Offer Period, the previous annual information form, the previous annual audited consolidated financials and all interim unaudited financial statements, material change reports and information circulars filed prior to the commencement of Magellan's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into the Circular.

A copy of any of the above documents may be obtained on request without charge from Magellan's Corporate Secretary, (telephone: (905) 677-1889). As well, the above documents, together with other documents filed by Magellan with the provincial securities commissions or similar authorities in Canada, including the most recent audited comparative financial statements of Magellan, may be inspected and copies obtained at no charge from the site on the World Wide Web at http://www.sedar.com.

Description of Share Capital

Magellan is authorized to issue an unlimited number of Magellan Shares and an unlimited number of preferred shares, issuable in series. The holders of Magellan Shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at any meeting of the shareholders of Magellan; and upon liquidation to receive all assets of Magellan as are distributable to the holders of such shares. As at March 31, 2002, there were 66,068,241 Magellan Shares issued and outstanding and no preferred shares outstanding.

Capitalization of Magellan

The following table sets forth the capitalization of Magellan as at December 31, 2001 and as at March 31, 2002, before and after giving effect to the completion of the Offer:

($ thousands)	Authorized	As at December 31, 2001 (audited)	As at March 31, 2002 (unaudited)	As at March 31, 2002 after giving effect to the Offer [4] (unaudited)
Long-Term Debt				
Long-term Debt [1]		$ 143,348	$ 132,688	$ 144,894
Share Capital [3]				
Common Shares [2]	Unlimited	$ 147,350 (66,003,294 shares)	$ 147,582 (66,068,241 shares)	$ 160,705 (68,240,905 shares)

Notes:

(1) As at December 31, 2001, Magellan's long-term debt was $143,348,000 including a current portion of $41,108,000. As at March 31, 2002, Magellan's long-term debt was $132,688,000 including a current portion of $40,385,000. For details as at December 31, 2001, see Note 5 to the audited financial statements of Magellan for the year ended December 31, 2001 and for details as at March 31, 2002, see Note 2 to the unaudited interim financial statements of Magellan for the period ended March 31, 2002. Subsequent to March 31, 2002, Magellan has re-negotiated its banking facility with a syndicate of three Canadian chartered banks and one U.S. bank. The banking facility provides a Cdn $40,000,000 and a US $40,000,000 revolving operating facility and as well as Cdn $50,000,000 and US $60,000,000 three year reducing revolving term loans. Both the revolving loans and the term bank loans bear interest at bankers' acceptance or LIBOR rates, plus 1.25% to 2.25%. A fixed and floating charge debenture on certain of Magellan's assets is pledged as collateral for the revolving loans and term bank loans.

(2) As at March 31, 2002, Magellan had outstanding to officers and employees options to purchase an aggregate of 2,761,700 Common Shares.

(3) The retained earnings of Magellan as at December 31, 2001 were $166,700,000 (March 31, 2002 - $170,721,000) and shareholders' equity was $318,561,000 (March 31, 2002 - $322,868,000). After giving effect the successful completion of the Offer, shareholders' equity of Magellan as at March 31, 2002 would be $336,105,000.

(4) Assumes that Amcan elects to receive cash consideration for its Haley Shares and all other Depositing Shareholders elect to receive Magellan Shares. In the event that all Depositing Shareholders elect to receive cash, the amount of long-term debt, share capital and the number of issued and outstanding common shares would be $150,665,000, $147,582,000 and 66,068,241 shares, respectively, and Magellan's operating facility will be drawn down by an additional $5,219,780.

Price Range and Trading Volume of Magellan Shares

The Magellan Shares are listed on the TSX and trade under the symbol "MAL". The following table sets forth the high and low trading prices and the volume of Magellan Shares traded as reported on the TSX for the periods indicated.

		Price Range		Trading
		High ($)	Low ($)	Volume
2000	First Quarter	7.50	4.75	9,578,460
	Second Quarter	6.75	4.90	4,118,604
	Third Quarter	6.90	4.75	10,113,561
	Fourth Quarter	6.25	4.96	4,901,313
2001	First Quarter	6.40	5.10	5,705,091
	Second Quarter	8.70	5.25	6,318,843
	Third Quarter	8.40	4.16	4,740,879
	Fourth Quarter	5.67	3.81	6,619,510
2002	First Quarter	5.90	4.71	5,246,238
	Second Quarter	7.25	5.71	4,154,832
	July (1 - 15)	6.10	5.00	641,090

On June 28, 2002 the last day on which Magellan Shares traded prior to the announcement by Magellan of its intention to make the Offer, the closing price of the Magellan Shares on the TSX was $6.04.

Auditors, Registrar and Transfer Agent

The auditors of Magellan are Ernst & Young LLP, Chartered Accountants, Mississauga, Ontario.

Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario is the registrar and transfer agent for the Magellan Shares.

HALEY INDUSTRIES LIMITED

Haley was incorporated on October 4, 1962 under the OBCA. Haley's principal office is located at 634 Magnesium Road, Haley, Ontario.

General

The principal business of Haley is the marketing and manufacture of complex high technology magnesium alloy castings and aluminium alloy castings primarily in the aerospace industry.

Description of Share Capital

Haley's share capital currently consists of an unlimited number of Haley Shares. As of July 2, 2002, 10,568,200 Haley Shares were issued and outstanding.

Dividend Record and Policy

Declaration of dividends on the Haley Shares is at the discretion of the board of directors of Haley. Dividends may be paid provided that Haley is in compliance with covenants under existing banking arrangements. Payment of dividends is dependent on the growth of Haley's earnings and retained earnings and other cash requirements of Haley's operations. Dividends may not be paid where principal and/or interest has not been paid on Haley's outstanding Haley Debentures.

Price Range and Trading Volume of Haley Shares

The Haley Shares are listed and posted for trading on TSX under the trading symbol "HLY". The following table sets forth the high and low trading prices and the volume of Haley Shares traded as reported on the TSX for the periods indicated:

		Price Range		Trading
		High ($)	Low ($)	Volume
2000	First Quarter	3.10	2.00	392,613
	Second Quarter	2.40	1.80	133,137
	Third Quarter	2.95	1.90	170,951
	Fourth Quarter	2.95	1.90	291,678
2001	First Quarter	2.10	1.34	234,670
	Second Quarter	2.75	1.55	178,582
	Third Quarter	2.60	1.55	55,095
	Fourth Quarter	2.01	1.51	131,985
2002	First Quarter	2.50	1.95	193,413
	Second Quarter	2.85	2.02	782,898
	July (1 - 15)	2.58	2.26	317,900

On June 28, 2002, the last day on which Haley Shares traded prior to the public announcement by Magellan and Haley of the Offer, the closing price of the Haley Shares on the TSX was $2.48.

SOURCE OF FUNDS

The Offeror estimates that if it acquires all of the Haley Shares pursuant to the Offer, the maximum cash amount required under the Offer to purchase the Haley Shares and to pay the Offeror's related fees and expenses will aggregate approximately $23.7 million (calculated on a diluted basis). The related fees and expenses payable by the Offeror include fees payable to legal counsel, the Depositary, the Soliciting Dealer and printing and mailing and miscellaneous matters.

The Offeror has sufficient funds and unutilized bank facilities to cover the cash requirements of the Offer. See "Capitalization of Magellan".

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of Haley Shares by the Offeror pursuant to the Offer will reduce the number of Haley Shares that might otherwise trade publicly, as well as the number of holders of Haley Shares, and, depending on the number of holders depositing and the number of Haley Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Haley Shares held by the public. After the purchase of Haley Shares under the Offer, Haley may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Haley Shares from such exchange. Among such criteria are the number of holders of Haley Shares, the number of Haley Shares publicly held and the aggregate market value of the Haley Shares publicly held. Depending on the number of Haley Shares purchased pursuant to the Offer, it is possible that the Haley Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Haley Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Haley Shares. It is the intention of the Offeror to apply to delist the Haley Shares from the TSX as soon as practicable after completion of the Offer, and any compulsory acquisition or any Subsequent Acquisition Transaction.

If the Haley Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF HALEY SHARES NOT DEPOSITED

Compulsory Acquisition

Section 188 of the OBCA permits an offeror to acquire the shares not tendered to an offer for shares of a particular class of shares of a corporation if, within 120 days after the date of mailing of the offer, the offer is accepted by the holders of not less than 90% of the shares of that class to which the offer relates, other than shares held at the date of the offer by or on behalf of the offeror or its affiliates or associates (as such terms are defined in the OBCA).

If, within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Haley Shares, other than Haley Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the OBCA), and the Offeror acquires such deposited Haley Shares, the Offeror may acquire the remainder of the Haley Shares on the same terms as such Haley Shares were acquired under the Offer, pursuant to the provisions of section 188 of the OBCA (a "Compulsory Acquisition"). In determining whether or not 90% of the outstanding Haley Shares have been acquired under the Offer, any Haley Shares acquired by the Offeror during the course of the Offer are included in the number of outstanding Haley Shares but excluded from the number of Haley Shares acquired under the Offer.

To exercise such statutory right, the Offeror must give notice (a "Compulsory Acquisition Notice") including the prescribed information to each holder of Haley Shares who did not accept the Offer (and to each person who subsequently acquires any such Haley Shares) (in each case a "Dissenting Offeree") of such proposed acquisition and a notice of adverse claim to Haley on or before the earlier of 60 days from the Expiry Time and 180 days from the date of mailing of the Offer. Within 20 days of giving a Compulsory Acquisition Notice, the Offeror must pay or transfer to Haley the consideration the Offeror would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 188 of the OBCA, within 20 days after receipt of a Compulsory Acquisition Notice, each Dissenting Offeree must send the certificate(s) representing the Haley Shares held by such Dissenting Offeree to Haley, and may elect either to transfer such Haley Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Haley Shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such Haley Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Haley Shares of the Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to Haley referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Haley Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Haley Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only. See section 188 of the OBCA for the full text of the relevant statutory provisions. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the OBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Haley Shares validly deposited under the Offer and the foregoing statutory right of acquisition is not available, the Offeror may, within 120 days of the Expiry Time, seek to cause a meeting of Shareholders to be called to consider an amalgamation, capital reorganization or other transaction involving Haley and the Offeror and/or one or more affiliates of the Offeror or Haley (a "Subsequent Acquisition Transaction") for the purpose of acquiring all Haley Shares not acquired by the Offeror pursuant to the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Haley Shares acquired pursuant to the Offer.

Rule 61-501 and Policy Q-27 may deem certain types of Subsequent Acquisition Transactions to be "going private transactions" if such Subsequent Acquisition Transactions would result in the interest of the holder of Haley Shares (the "affected securities") being terminated without the consent of the holder. Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror intends to rely on any exemption available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 exempting Haley and the Offeror or one or more of its affiliates, as appropriate, from the valuation requirements of Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the OBCA may require the approval of at least 66 % of the votes cast by holders of the outstanding Haley Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Haley Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any going private transaction, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror or any related party of the Offeror, including affiliates of the Offeror, directors or senior officers of the Offeror and of affiliates of the Offeror or any person or company acting jointly or in concert with the Offeror or any of their respective directors or senior officers in connection with the Offer or any subsequent going private transaction. Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Haley Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such going private transaction if, among other things, the consideration per security in the going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and the Offeror intends to cause Haley Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Haley Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Haley Shares. The fair value so determined could be more or less than the amount paid per Haley Share pursuant to such transaction or pursuant to the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Haley Shares, would necessarily be subject to a number of considerations, including the number of Haley Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Shareholders should also see "Canadian Federal Income Tax Considerations", for a discussion of the tax considerations to Shareholders in the event of a Subsequent Acquisition Transaction.

Certain judicial decisions may be considered relevant to any going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

While the foregoing reflects the present intention of the Offeror, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by the Offeror or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Haley Shares than the terms of the Offer.

Other Alternatives

If the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Haley Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Haley Shares. Any additional purchase of Haley Shares could be at a price greater than, equal to or less than the price to be paid for the Haley Shares under the Offer and could be for cash and/or Magellan Shares or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Haley Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by the Offeror, which may vary from the price paid for Haley Shares under the Offer.

SOLICITING DEALER

CIBC World Markets Inc. has been retained to act as Soliciting Dealer in connection with the Offer and to solicit acceptances of the Offer from Shareholders. The Soliciting Dealer may form a soliciting dealer group comprising members of the Investment Dealers Association of Canada, members of Canadian stock exchanges in Canada and members of the National Association of Securities Dealers, Inc. to solicit acceptances of the Offer. The Soliciting Dealer will receive a fee for its services and will also receive reimbursement of specified expenses.

No brokerage fees or commissions will be payable by any shareholder who deposits Haley Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer. Shareholders should contact the Soliciting Dealer or the Depositary or a broker or a dealer for assistance in accepting the Offer in depositing the Haley Shares with the Depositary.

DEPOSITARY

The Offeror has engaged Computershare Trust Company of Canada as the Depositary for the receipt of certificates in respect of Haley Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Haley Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer. Shareholders should contact the Depositary, Soliciting Dealer or a broker or dealer for assistance in accepting the Offer and in depositing the Haley Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Magellan, the following is a summary of the principal Canadian federal income tax consideration under the Tax Act generally applicable to certain Shareholders who dispose of Haley Shares to the Offeror pursuant to the Offer, who hold their Haley Shares and who will hold their Magellan Shares as capital property and who at all relevant times deal at arm's length with, and are not affiliated with, the Offeror, Haley or Magellan under the Tax Act. Haley Shares will generally constitute capital property to a holder thereof unless the holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Haley Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act in certain circumstances to have those Haley Shares treated as capital property. Shareholders who do not hold their Haley Shares as capital property should consult their own tax advisors regarding their particular circumstances, as the following summary does not apply to such Shareholders.

This summary is not applicable to a Shareholder that is a "specified financial institution" for purposes of the Tax Act or a "financial institution" as defined in section 142.2 of the Tax Act. In addition, this summary does not apply to Shareholders who have acquired Haley Shares on the exercise of employee stock options. Such Shareholders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all proposals to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA"). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action or any changes in the administrative practices of the CCRA, nor does it take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Haley Shares and holding and disposing of Magellan Shares having regard to their own particular circumstances.

Residents of Canada

The following summary is applicable to Shareholders who, at all relevant times, are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention.

Disposition of Haley Shares Under The Offer

Where a Shareholder exchanges Haley Shares and receives either Magellan Shares or cash under the Offer the Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for such Haley Shares, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the holder of such Haley Shares. A holder receiving Magellan Shares in consideration for their Haley Shares will have proceeds of disposition equal to the aggregate fair market value, at the time of acquisition, of the Magellan Shares received on the disposition. A holder receiving cash in consideration for their Haley Shares will have proceeds of disposition equal to the amount of cash received in respect of such Haley Share. See "Taxation of Capital Gains and Capital Losses" below.

The cost of the Magellan Shares acquired by the Shareholder under the Offer will be the fair market value thereof at the time of the acquisition.

Disposition of Magellan Shares

A holder of Magellan Shares acquired by a Shareholder pursuant to the Offer will realize a capital gain (or a capital loss) on a subsequent disposition or deemed disposition of such shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Shareholder's aggregate adjusted cost base of such Magellan Shares. See "Taxation of Capital Gains and Capital Losses" below.

Dividends on Magellan Shares

Dividends received and deemed received on Magellan Shares acquired by a Shareholder pursuant to the Offer will be included in the recipient's income for the purposes of the Tax Act. Such dividends received by an individual (including a trust) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax to the extent such dividends are deductible in computing the holder's taxable income.

Taxation of Capital Gains and Capital Losses

A Shareholder is required to include in income one-half of the amount of any capital gain (a "taxable capital gain") and is generally entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by such holder in the year of disposition, in accordance with the detailed rules of the Tax Act. Allowable capital losses in excess of taxable capital gains in the year of disposition may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act. In general, a capital loss otherwise arising on the disposition of a Haley Share (or a Magellan Share) by a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may also apply in circumstances where a corporation is a member of a partnership or a beneficiary of a trust that owns Haley Shares (or Magellan Shares). Shareholders to whom these rules may be relevant should consult their own tax advisors.

A "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 % of its "aggregate investment income". For this purpose, investment income will include capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Eligibility for Investment

Provided they continue to be listed on a prescribed stock exchange (which includes the TSX), the Magellan Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be foreign property to such plans, registered pension plans or other entities to whom Part XI of the Tax Act applies.

Compulsory Acquisition

As described in "Acquisition of Haley Shares Not Deposited", the Offeror may, in certain circumstances, acquire Haley Shares pursuant to statutory provisions contained in the OBCA. Subject to the possible application of the replacement property rules contained in the Tax Act, the tax consequences to a Shareholder of a disposition of Haley Shares in such circumstances generally will be as described above, but Shareholders whose Haley Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Haley Shares as described in "Acquisition of Haley Shares Not Deposited". The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. **Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Haley Shares acquired pursuant to a Subsequent Acquisition Transaction.**

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Haley with the Offeror or one of its affiliates pursuant to which Shareholders who have not tendered their Haley Shares under the Offer would have their Haley Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for cash or property consisting of Magellan Shares. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would be equal to the aggregate adjusted cost base of the Haley Shares to the Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A capital loss arising upon the redemption of a Redeemable Share may be reduced by dividends previously received or deemed to have been received thereon or on Haley Shares for which they were exchanged, as described above under "Taxation of Capital Gains and Capital Losses".

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the Shareholder's capital gain on the disposition of such shares. **Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision.** Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares for cash or Magellan Shares will be included in computing its income, but normally will also be deductible in computing its taxable income unless the corporation is a "specified financial institution" (as defined in the Tax Act). Dividends deemed to be received on the Redeemable Shares by a specified financial institution may not be deductible in computing its taxable income if the term preferred shares rules in the Tax Act are applicable. Corporations which may be affected by such rules should consult their own tax advisors.

A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income. In the case of a Shareholder who is an individual (including a trust), dividends deemed to be received on the Redeemable Shares will be included in computing the recipient's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation.

Under the current administrative practice of the CCRA, Shareholders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Haley Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court. **However, because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder will be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult their own tax advisors.**

Non-Residents of Canada

This part of the summary is generally only applicable only to a Haley Shareholder who, at all relevant times, is neither a resident, nor deemed to be a resident, of Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, and is not deemed to use or hold, the Haley Shares or Magellan Shares in carrying on a business in Canada (a "Non-Resident Holder"). Special rules which are not discussed here may apply to a Non-Resident Holder that is an insurer for whom Haley Shares are "designated insurance property" under the Tax Act. **Non-Resident Holders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offer.**

A Non-Resident Holder of Haley Shares that are not taxable Canadian property will not be subject to tax under the Tax Act on the disposition of such shares under the Offer. Similarly, provided the Magellan Shares acquired pursuant to the Offer are not taxable Canadian property to a Non-Resident Holder, the holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of such Magellan Shares.

Generally, any Haley Shares or Magellan Shares, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time and at no time during the sixty (60) month period immediately preceding the disposition of the particular shares did the holder, persons with whom the holder does not deal at arm's length, or such holder together with such persons, own or have an interest in or an option in respect of, 25% or more of the issued shares of any class or series of capital stock of Haley or Magellan, as the case may be.

If Haley Shares (or Magellan Shares) constitute or are deemed to constitute taxable Canadian property to a particular Non-Resident Holder, on the disposition or deemed disposition thereof, such holder will realize a capital gain (or a capital loss) generally computed in the manner described above under "Residents of Canada". Any such capital gain may be exempt from income tax under the Tax Act under the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

If the Haley Shares (or Magellan Shares) constitute or are deemed to constitute taxable Canadian property and the disposition of such Haley Shares (or Magellan Shares) by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian income tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under the heading "Taxation of Capital Gains and Capital Losses" will generally apply. **Non-Resident Holders whose Haley Shares or Magellan Shares are taxable Canadian property should consult their own tax advisors.**

Dividends on Magellan Shares

Dividends on the Magellan Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

Compulsory Acquisition

As described in "Acquisition of Haley Shares Not Deposited", the Offeror may, in certain circumstances, acquire Haley Shares pursuant to statutory provisions contained in the OBCA. Where a Non-Resident Holder disposes of Haley Shares that are taxable Canadian property to the holder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian income tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under "Taxation of Capital Gains and Capital Losses" will generally apply. In addition, if the Haley Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder. **Shareholders whose Haley Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.**

Subsequent Acquisition Transaction

If the Offeror does not acquire all the Haley Shares pursuant to the Offer or by means of Compulsory Acquisition, the Offeror may propose other means to acquire the remaining Haley Shares. The tax treatment of such a transaction to a Non-Resident Holder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than as described above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty or convention.

Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Haley Shares acquired pursuant to such a transaction.

OWNERSHIP OF SHARES OF HALEY

Neither the Offeror or Magellan, nor any director or officer of the Offeror or Magellan, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Haley, except pursuant to the Lock-Up Agreement and except one director of Magellan who owns 34,000 Haley Shares and options to acquire 20,000 Haley Shares representing less than 1% of the issued and outstanding Haley Shares (calculated on a diluted basis). To the knowledge of the directors and senior officers of the Offeror and Magellan, after reasonable inquiry, no securities of Haley are owned by, directly or indirectly, nor is control or direction over any securities of Haley exercised by, any associate or affiliate of the Offeror, by any associate of any director or officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Magellan or by any person or company acting jointly or in concert with the Offeror.

TRADING IN SHARES OF HALEY

During the six month period preceding the date of the Offer, no securities of Haley have been traded by the Offeror or Magellan or any director or officer of the Offeror or Magellan or, to the knowledge of the directors and senior officers of the Offeror or Magellan, after reasonable inquiry by any associate or affiliate of the Offeror or Magellan, by any associate of any director or officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Magellan or by any person or company acting jointly or in concert with Magellan.

COMMITMENTS TO ACQUIRE SHARES OF HALEY

No securities of Haley are the subject of any commitments made by the Offeror or Magellan, or their respective directors or officers and, to the knowledge of the directors and senior officers of the Offeror or Magellan, after reasonable inquiry, no securities of Haley are the subject of any commitments made by any associate or affiliate of the Offeror or Magellan, by any associate of any director or officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror, to acquire any equity securities of Haley, except for the commitment to acquire the Haley Shares pursuant to the Offer and the commitments contained in the Acquisition Agreement and the Lock-Up Agreement.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or officers of Haley and no payments or other benefits are proposed to be made or given by the Offeror or Magellan by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any Shareholder with respect to the Offer or between the Offeror and any person or company with respect to any securities of Haley in relation to the Offer except for the Acquisition Agreement, the Lock-Up Agreement and as described herein.

There are no business relationships between the Offeror, its associates or affiliates and Haley that are material to any of them with the exception of the Acquisition Agreement and the Lock-Up Agreement.

MATERIAL CHANGES IN THE AFFAIRS OF HALEY AND OTHER INFORMATION

The Offeror has no information which indicates any material change in the affairs of Haley since the date of the last financial statements of Haley, being the unaudited interim financial statements for the period ended March 31, 2002 other than the entering into.of the Acquisition Agreement and the Lock-Up Agreement.

The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than Amcan who has entered into the Lock-Up Agreement, the Offeror has no knowledge regarding whether any Shareholders will accept the Offer.

EXPENSES OF THE OFFER

The Offeror estimates that if it acquires all of the Haley Shares pursuant to the Offer, the total amount required to pay the related fees and expenses of the Offeror will be approximately $500,000. Such fees and expenses will be paid out of the Offeror's working capital.

LEGAL PROCEEDINGS

The Offeror is not a party to any legal proceedings, nor is it aware of any legal proceedings being contemplated, which could reasonably be considered to be material to the Offeror.

INTEREST OF EXPERTS

Certain legal matters on behalf of the Offeror will be passed upon by and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, counsel to the Offeror. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of the Offeror or of any associate or affiliate of Magellan. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP as a group beneficially own, directly or indirectly, less than 1% of each of the outstanding Magellan Shares and Haley Shares.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel

TO: The Board of Directors of Magellan Aerospace Limited

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the Circular accompanying the Offer dated July 16, 2002 made by Magellan Aerospace Limited to purchase all of the common shares of Haley Industries Limited

Calgary, Alberta
July 16, 2002

(signed) Burnet, Duckworth & Palmer LLP

Consent of Auditors

TO: The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs:

We refer to the Takeover Bid Circular of Magellan Aerospace Limited dated July 16, 2002 relating to the offer to purchase all of the issued and outstanding common shares of Haley Industries Limited (the "Circular").

We consent to the use, through incorporation by reference in the Circular, of our report dated March 7, 2002 to the shareholders of Magellan Aerospace Corporation on the following financial statements:

Consolidated balance sheets as at December 31, 2001 and 2000;
Consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2001 and 2000.

We report that we have read the Circular and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Mississauga, Ontario
July 16, 2002

(signed) Ernst & Young LLP
Chartered Accountants

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of both Magellan Aerospace Limited and Magellan Aerospace Corporation.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated at Toronto, Ontario, the 16th day of July, 2002.

On behalf of Magellan Aerospace Limited and Magellan Aerospace Corporation

(signed) *"N. Murray Edwards"*
Chairman and Chief Executive Officer

(signed) *"John B. Dekker"*
Vice-President, Finance

On behalf of the Board of Directors'

(signed) *"Richard A. Neill"*
Director

(signed) *"Larry G. Moeller"*
Director

The Depositary for the Offer is:

Computershare Trust Company of Canada

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Or by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-663-9097
Telephone: (416) 981-9633
Email: caregistryinfo@computershare.com

The Soliciting Dealer for this Offer is:

CIBC World Markets Inc.

BCE Place
161 Bay Street
P.O. Box 500
Toronto, Ontario
M5J 2S8

Telephone No.: (416) 956-6664
Facsimile No.: (416) 594-8176

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Soliciting Dealer at their respective telephone numbers and locations set out above.

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY MAGELLAN AEROSPACE LIMITED FOR ALL OF THE COMMON SHARES OF HALEY INDUSTRIES LIMITED DATED JULY 16, 2002.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary or the Soliciting Dealer (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for Common Shares

of

HALEY INDUSTRIES LIMITED

To be deposited pursuant to the Offer dated July 16, 2002

of

MAGELLAN AEROSPACE LIMITED

a wholly-owned subsidiary of

MAGELLAN AEROSPACE CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON AUGUST 21, 2002 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares (the "Haley Shares") of Haley Industries Limited ("Haley") deposited pursuant to the offer (the "Offer") dated July 16, 2002 made by Magellan Aerospace Limited (the "Offeror") to holders of Haley Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Haley Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Offer and instruction 2 of this Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and Circular dated July 16, 2002 that accompanies this Letter of Transmittal.

TO: MAGELLAN AEROSPACE LIMITED
AND TO: Computershare Trust Company of Canada, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Haley Shares, details of which are as follows:

DESCRIPTION OF HALEY SHARES DEPOSITED
(if insufficient space, attach a list in the form below)

Number of Haley Shares Deposited*	Certificate No.	Name of Shareholder (please print)

*See Instruction 6 on page 7 hereof.

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated July 16, 2002;

2. delivers to you the enclosed certificate(s) representing Haley Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the Haley Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on and after July 2, 2002 (collectively, the "Other Securities"), effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities (and Other Securities) to any other person; (b) the undersigned owns the Purchased Securities (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Securities (and any Other Securities) complies with applicable securities laws; and (d) when the Purchased Securities (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which cheques or certificates representing the Magellan Shares may be lawfully delivered, directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued cheques or such certificates in the name indicated below and to send such cheques or such certificates by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Haley Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Haley);

5. in the case of Shareholders who are residents in any country other than Canada, acknowledges that the Offeror shall make all required statutory withholdings;

6. waives any right to receive notice of purchase of the Purchased Securities;

7. irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities and the Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Haley; and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Securities and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Haley, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Securities or Other Securities;

8. agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Haley and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the

holder of the Purchased Securities or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

9. agrees if Haley should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Haley Shares which is or are payable or distributable to the Shareholders of record on a record date which is after July 2, 2002 and prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Haley of such Haley Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

10. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to the Offeror;

11. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

12. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Haley Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, the Soliciting Dealer or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice; and

13. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec the Offeror et le dépositaire que tous les contrats découlant de l'Offre et de la présente lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

BOX A	BOX B
ISSUE CHEQUE(S) OR CERTIFICATE FOR THE MAGELLAN SHARES IN THE NAME OF: (please print or type):	SEND CHEQUE(S) OR CERTIFICATE FOR THE MAGELLAN SHARES (UNLESS BOX D IS CHECKED) TO: (please print or type):
Registered owner of Haley Shares or:	
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone - Business)	(Telephone - Business)
(Social Insurance Number)	(Social Insurance Number)

BOX C	BOX D
U.S. Residents/Citizens must provide their Taxpayer Identification Number	☐ HOLD CHEQUE(S) OR CERTIFICATE FOR THE OFFEROR SHARES FOR PICK-UP

BOX E

Under the Offer, the undersigned hereby elects to receive for the Haley Shares deposited (please check one):

[ ] ALL SHARES: 0.425 Magellan Common Shares in respect of each deposited Haley Share (the "share election"), subject to rounding as set forth in the Offer;

OR

[ ] ALL CASH: $2.15 (Canadian) cash in respect of each deposited Haley Shares (the "cash election").

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "share election" option.

Signature guaranteed by
(if required under Instruction 4):

Dated:________________________, 2002

Authorized Signature

Signature of Shareholder or Authorized Representative (See Instruction 3)

Name of Guarantor (please print or type)

Name of Shareholder (please print or type)

Address (please print or type)

Name of Authorized Representative, if applicable (please print or type)

BOX F

☐ CHECK HERE IF HALEY SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:____________________
Date of Execution of Notice of Guaranteed Delivery:____________________
Name of Institution which Guaranteed Delivery:____________________

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(please print or type)

(Firm)	(Registered Representative)	(Telephone Number)
	(Fins Number)	(Fax Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

(1) Use of Letter of Transmittal

(a) This Letter of Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Securities, must be received by the Depositary at any of the offices specified on the last page of this document before the Expiry Time unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method of delivery of this Letter of Transmittal, certificates representing Purchased Securities and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, the Offeror recommends that registered mail with return receipt be used and that proper insurance be obtained. Shareholders whose Haley Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Haley Shares.

(2) Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Haley Shares pursuant to the Offer and: (i) the certificate(s) representing such Haley Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Haley Shares and all other required documents to the Depositary prior to the Expiry Time, such Haley Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing the Purchased Securities, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Securities and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(3) Signatures

This Letter of Transmittal must be completed and signed by the holder of Haley Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities or if a cheque is to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

(4) Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Securities, or if Purchased Securities not tendered are to be returned to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Haley, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(5) Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

(6) Partial Tenders

If less than the total number of Haley Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Haley Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Haley Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Haley Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

(7) Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Transmittal. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forwarded to the place of deposit.

(8) Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included in a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Securities are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof) waive any right to receive any notice of acceptance of Purchased Securities for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular (including documents incorporated herein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Soliciting Dealer at any of their offices at the addresses listed below.

(9) Commissions

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Haley Shares directly with the Depositary, the Soliciting Dealer or any member of a soliciting dealer group.

(10) Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the expiry date and time.. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that such Depositary may contact you.

The Depositary for the Offer is:

Computershare Trust Company of Canada

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Or by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-663-9097
Telephone: (416) 981-9633
Email: caregistryinfo@computershare.com

The Soliciting Dealer for this Offer is:

CIBC World Markets Inc.

BCE Place
161 Bay Street
P.O. Box 500
Toronto, Ontario
M5J 2S8

Telephone No.: (416) 956-6664
Facsimile No.: (416) 594-8176

Any questions and requests for assistance may be directed by Shareholders to the Depositary or Soliciting Dealer at their respective telephone numbers and locations set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for

Common Shares

of

HALEY INDUSTRIES LIMITED

To be deposited pursuant to the Offer dated July 16, 2002

of

MAGELLAN AEROSPACE LIMITED
a wholly-owned subsidiary of
MAGELLAN AEROSPACE CORPORATION

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated July 16, 2002 that accompanies this Notice of Guaranteed Delivery.

If a Shareholder wishes to deposit Haley Shares pursuant to the Offer and: (i) the certificate(s) representing such Haley Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Haley Shares and all other required documents to the Depositary prior to the Expiry Time, such Haley Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing such Haley Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Haley Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for Common Shares must be sent with your Letter of Transmittal.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: Magellan Aerospace Limited
AND TO: Computershare Trust Company of Canada, as Depositary

Toll Free: 1-800-663-9097
Telephone: (416) 981-9633
Facsimile: (416) 981-9663
Email: caregistryinfo@computershare.com

Toronto

By Mail:	Or by Hand or by Courier:
P.O. Box 7021	9th Floor
31 Adelaide Street East	100 University Avenue
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile other than as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with Magellan Aerospace Limited, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Haley Shares described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer and Instruction 2 of the Letter of Transmittal.

Number of Shares	Certificate No. (if available)	Name and Address of Shareholder (please print)

TOTAL HALEY SHARES

Area Code and Telephone Number during Business Hours:

( ) ____________________

Dated: ____________________

____

Signature

Under the Offer, the undersigned hereby elects to receive for the Haley Shares deposited (please check one):

[ ] ALL SHARES: 0.425 Magellan Common Shares in respect of each deposited Haley Share (the "share election"), subject to rounding as set forth in the Offer;

OR

[ ] ALL CASH: $2.15 (Canadian) cash in respect of each deposited Haley Shares (the "cash election").

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "share election" option.

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing Haley Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

Name of Firm: ____________________
Address of Firm: ____________________
____
Telephone Number: ____________________

Authorized Signature: ____________________
Name: ____________________
Title: ____________________
Dated: ____________________